 Exhibit 21.1

EMPLOYERS HOLDINGS, INC.

SUBSIDIARIES AS OF DECEMBER 31, 2010

Name	Jurisdiction of Organization
Employers Group, Inc.	Nevada
Employers Insurance Company of Nevada	Nevada
Employers Occupational Health, Inc.	Nevada
Elite Insurance Services, Inc.	Nevada
Employers Compensation Insurance Company	California
Employers Preferred Insurance Company	Florida
Employers Assurance Company	Florida
EIG Services, Inc.	Florida
Pinnacle Benefits, Inc.	Florida
AmSERV, Inc.	Florida